Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus appoints new Executive Vice-President and provides update on senior leadership team

     CALGARY, March 1 /CNW/ - Mr. Gordon J. Kerr, President & Chief Executive
Officer of Enerplus Resources Fund ("Enerplus") (TSX - ERF.un, NYSE - ERF)
today announced the appointment of Mr. Ian C. Dundas to the position of
Executive Vice-President of Enerplus. "As we transition our business from a traditional income trust to a hybrid growth and income oil and gas company, a critical element to our success will be ensuring we have the right technical and leadership skills to support this strategy", says Mr. Kerr.
     Mr. Dundas joined Enerplus in 2002 and has led Enerplus' acquisition and new business development activities since that time. He will continue to have responsibility for this critical element of our business strategy going forward and will also assume responsibility for business planning and reserves and will report directly to Mr. Kerr.
     Over the past 18 months, Enerplus has made a number of changes at not only the executive level, but also at the technical leadership level of the organization. Executive appointments include:
     Mr. Rob Symonds, Vice-President Canadian Operations
     Mr. Dana Johnson, President, Enerplus USA
     Mr. Ray Daniels, Vice-President Development Services and Oil Sands
     Mr. Robert Kehrig, Vice-President Resource Development
     Mr. Ken Young, Vice-President Land

     Mr. Eric Le Dain, Vice-President Marketing, will now assume the responsibilities associated with business planning and reserves in addition to marketing and will now report to Mr. Dundas. Mr. Kehrig and Mr. Young will continue to report to Mr. Dundas as well. The Operations leadership including
Mr. Symonds, Mr. Johnson and Mr. Daniels will now report directly to Mr. Kerr.
     Mr. Garry A. Tanner, Executive Vice-President & Chief Operating Officer
is no longer with Enerplus. Mr. Tanner played a key role in the evolution of
Enerplus since joining the company in 2000 for which we thank him and we wish him well in his future pursuits.
     Further detail on the entire leadership team of Enerplus is available at
www.enerplus.com.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: please contact Investor Relations at
1-800-319-6462 or e-mail investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 01-MAR-10